

November 15, 2023

Min Liu
Chief Financial Officer
Jupai Holdings Limited
Building 4, No. 1588 Xinyang Road
Lingang New Area
China (Shanghai) Pilot Free Trade Zone
Shanghai 201413
People's Republic of China

      Re: Jupai Holdings Limited
          Form 20-F
          For the Fiscal Year Ended December 31, 2022
          Filed April 19, 2023
          File No. 001-37485

Dear Min Liu:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Finance